[Letterhead of Wyrick Robbins Yates & Ponton LLP]

ALEXANDER M. DONALDSON

adonaldson@wyrick.com

March 3, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Dieter King (Mail Stop 7010)

Re:	Waste Industries USA, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 24, 2008 File No. 000-31050

Schedule 13E-3

Filed January 24, 2008 by the Filing Persons

File No. 005-78051

Dear Mr. King:

We write this letter on behalf of our client Waste Industries USA, Inc. and the other individuals and entities who have executed and filed the Schedule 13E-3 cited above (each a “Filing Person”) in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated February 22, 2008. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Schedule 13E-3

1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that Macquarie, Goldman Sachs, and their respective affiliates involved in the transaction are not affiliates engaged in the going private transaction. In addition, please advise us why you believe that each of members of the Investor Group and each of the trusts identified in footnote 1 on page 82 of the proxy statement are not affiliates engaged in the going private transaction.

Each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons,

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including those added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Waste Industries, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

The four trusts cited have been added to the Schedule 13E-3 as filing persons.

Based upon information and analyses supplied to Waste Industries by Marlin HoldCo LP (“Purchaser”), Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie Infrastructure Partners Inc. and GS Direct, L.L.C. (the “Sponsors”), Waste Industries respectfully submits that, as detailed below, none of the Sponsors is an affiliate of Waste Industries and, accordingly, the Sponsors should not be filing persons in connection with the Schedule 13E-3.

As noted by the Staff in Section II.D.3 of the Division of Corporation Finance “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 (the “Outline”), “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going-private transaction file a Schedule 13E-3.” Therefore, as the Outline explained, two issues must be resolved in determining “filing person” status: “first, what entities or persons are ‘affiliates’ of the issuer ... and, second, when should those affiliates be deemed to be engaged, either directly or indirectly, in the going-private transaction”. In short, the concern is affiliate status “both before and after the transaction” because, as stated in Exchange Act Release No. 16075 (August 2, 1979), “[i]n such cases the sale, in substance and effect, is being made to an affiliate of the issuer.” Thus, there are two prerequisites to a finding that a person must file a Schedule 13E-3: (i) the person must be an affiliate of the issuer before the transaction and (ii) the person must be engaged in the transaction.

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Thus, in order for a Sponsor to be deemed an affiliate of Waste Industries, it must be demonstrated that it (i) is controlled by Waste Industries, (ii) has either direct or indirect control over Waste Industries or (iii) is under common control with Waste Industries. Each is considered in turn below.

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First, Waste Industries does not control any of the Sponsors as Waste Industries does not own any equity, or have any other control relationship, over the Sponsors. Nor are any of the Sponsors under common control with Waste Industries.

Second, prior to the merger, the Sponsors do not have a controlling equity interest in Waste Industries (as can be seem from “Security Ownership of Certain Beneficial Owners and Management” beginning on page [82] of the revised Schedule 14A) nor will they have any governance rights or other means to control Waste Industries prior to the closing of the merger. Moreover, even after the merger, the Sponsors will not have a controlling equity interest in Waste Industries. After the merger, Waste Industries will be an indirect controlled subsidiary of the Purchaser. The Purchaser is a limited partnership whose general partner is Marlin HoldCo GP, LLC. The limited partnership agreement that governs the Purchaser provides that the general partner delegates to the Purchaser’s board of managers the full operating control of the Purchaser, to the extent permitted by applicable law. The board of managers of Purchaser will consist of seven members, of which the Sponsors will collectively have the right to designate a minority of three members. The other members of the board of managers will be appointed by the Poole/Perry Investors. Except for certain extraordinary matters which will require the vote of five members, decisions by the board of managers will be made by simple majority vote and, therefore, the Sponsors will not be able to control the Purchaser through their nominees to the board of managers. In addition, the general partner is governed by its members. Except for certain extraordinary matters which will require the vote of 75% (and certain others which will require the vote of 87%) of the voting equity of the general partner, decisions by the general partner will be made by the holders of a majority of the voting securities of the general partner. Collectively, the Sponsors will hold less than 50% of the voting interests of the general partner and therefore they will be unable to control the Purchaser through their equity positions in the general partner. Therefore, the Sponsors will collectively hold minority positions in the Purchaser and its subsidiaries (including Waste Industries after the closing of the merger) and will be unable to exercise direct control over the Purchaser or indirect control over Waste Industries.

Third, it is submitted that the Sponsors are not affiliates of Waste Industries on account of being under common control with Waste Industries. In Schedule 13E-3, the possibility has been conceded that Purchaser as well as Marlin MergeCo Inc. (“Acquisition Vehicle”) may be affiliates of Waste Industries by virtue of the direct control of the Purchaser and the indirect control of Acquisition Vehicle which can be exercised by the Poole/Perry Investors as described above, and in doing so the guidance issued by the SEC in Section II.D.3 of the Outline as well as in Exchange Act Release No. 16075 (August 2, 1979), that suggests a purchaser may become an affiliate of the issuer on account of

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control that is imputed to management, has been taken into account.1 In the instant case, taking into account the totality of Poole/Perry Investors’ equity and governance rights in Purchaser (and through it, in Acquisition Vehicle) before and after the consummation of the transaction, it was decided to include both Purchaser and Acquisition Vehicle, in addition to the Poole/Perry Investors, as filers.

However, while the Poole/Perry Investors’ relationship with Purchaser and Acquisition Vehicle may bring those entities under their control, the Poole/Perry Investors do not control any of the Sponsors (either before or after the consummation of the transaction). For example, we have been informed that Macquarie Infrastructure Partners A, L.P., which has its own general partner and limited partners (none of which are a Poole/Perry Investor) and a governance structure that is not affected by this transaction, is not an affiliate of the Poole/Perry Investors. We have also been informed that GS Direct, L.L.C., which has its own member (which is not the Poole/Perry Investors) and a governance structure that is not affected by this transaction, is not an affiliate of the Poole/Perry Investors. As a result, there does not appear to be a basis for concluding that the Sponsors, which have their own control persons that do not include the Poole/Perry Investors, are under common control with Waste Industries and that they are therefore affiliates of Waste Industries. So while it is recognized that affiliates of the seller (in this case the Poole/Perry Investors) may become affiliates of the purchaser (in this case, Purchaser), and that therefore Purchaser (and Acquisition Vehicle) may be deemed to be on both sides of the transaction, it is respectfully submitted that the shareholders, partners or members of Purchaser other than the Poole/Perry Investors cannot be seen as such because the Poole/Perry Investors’ control rights do not extend to them either before or after the consummation of the transaction.

Item 3 Identity and Background of Filing Persons, page 2

2.	Please revise the “Business Address” column heading on page 2 to indicate that the business telephone number of each Filing Person is also provided.

The requested revision has been made on page 2.

3.	Please indicate on page 3 the jurisdiction under whose laws the Lonnie C. Poole, Jr. Grantor Trust is organized.

The requested revision has been made on page 3.

[1]

The guidance in the Outline that the “management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction,” and, as such, “the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3” is noted.

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Item 4. Terms of the Transaction, page 3

4.	Please revise the information in section (b) on page 4 to identify by name the officers who will be exchanging shares. In addition, please quantify the amount of shares eligible for such exchange and the percentage control of acquiror such shares represent. Please tell us what consideration you have given to whether the offer of parent or Midco shares to additional officers will be registered under the Securities Act.

The other officers of Waste Industries who will be invited to participate in the going private transaction, and the amount of their Waste Industries securities that are to be purchased by Marlin MidCo, have not been determined at this time.

The offer and sale of equity interests in Parent and MidCo will be made by means of a private placement pursuant to Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under that Act.

Item 13. Financial Statements, Page 7

5.	Please add a statement that you are incorporating by reference the financial statements contained in the noted reports, per Instruction 3 to Item 13 of Schedule 13E-3.

The requested revision has been made on page 7.

Proxy Statement

Summary of the Merger, page l

6.	In the first full paragraph on page 1, please delete the phrase “may not contain all of the information that may be important in your consideration of the proposed merger,” and ensure that you describe the most material terms of the proposed transaction, as required by Item 1001 of Regulation M-A.

The requested revision has been made on page 1. The Filing Persons believe that the most material terms of the proposed transaction are disclosed as required by Item 1001 of Regulation M.A.

The Parties, page 1

7.	The second bullet on page 1 is dense and consequently difficult to read. Please reorganize your disclosure to improve the readability of the bulleted information, utilizing plain English principles, such as sub-bullets. Consider including a chart to illustrate the relationships between the parties. In addition, please introduce MIP and Goldman Sachs in this bullet.

The requested revision has been made on page 1.

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Continued Investment by the Poole/Perry Investors, page 2

8.	In the third bullet on page 2, please briefly address the status of the remaining 39% of the equity held by the Poole/Perry Investors, including the sale of a portion of this equity to MIP and Goldman Sachs and the consideration to paid in connection therewith.

The requested revision has been made on page 3.

Recommendations, page 3

9.	In the first sub-bullet on page 3, please replace the term “significant premium” with an appropriate quantitative measure.

The “significant premium” language has been deleted from page 3.

Questions and Answers about the Merger and the Special Meeting, page 6

10.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please relocate this section and the “cautionary statement regarding forward-looking information” section so that they appear after the Special Factors section.

The sections captioned “Questions and Answers About the Merger and the Special Meeting” and “Cautionary Statement Regarding Forward Looking Information” have been repositioned as noted in the Table of Contents.

Q: What Am I Being Asked to Vote On?, page 6

11.	Please tell us why you believe that “substantially all” of the registrant’s equity-as opposed to all of it-will be owned by the Investor Group.

Substantially all, but not all, of the equity of Waste Industries after the merger will be owned by the Investor Group because some employees of Waste Industries who are not members of the Investor Group are expected to be offered and to purchase equity interests in Marlin MidCo, which will be the entity that owns the equity interests of Waste Industries after the merger. In addition, certain employees who are not members of the Investor Group are expected to be offered options in Marlin MidCo or Martin HoldCo, the parent entity of Marlin MidCo. This explanation has been added on the first page of the letter to shareholders and on page 56.

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Q: What Will a Waste Industries Shareholder Receive When the Merger Occurs?, page 7

12.	The Poole/Perry Investors will receive $38 per share for those shares that they sell to MIP and Goldman Sachs. They will also receive the same consideration for outstanding options and deferred stock units. Accordingly, please revise the second sentence in this question and answer set to avoid any inference that the Poole/Perry Investors are not receiving consideration for securities that they sell or surrender.

The requested revision has been made on page 57.

Proposal One: Approval of the Merger Agreement, page 10

Special Factors, page 10

Background of the Merger, page 10

13.	Regarding the BofA materials discussed in the third full paragraph on page 10, please provide the disclosure required by Item 1015 of Regulation M-A. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule l3e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. This includes the original and revised materials presented by BofA.

The hiring of BofA and the discussion of its presentation on May 11, 2005 is provided solely to provide added historical context to the consideration of strategic alternatives in general by the board of directors of Waste Industries. The BofA presentation was made far in advance of, and without any knowledge or anticipation of, the going-private transaction proposed by the Investor Group. BofA was not requested to update any of the information after its presentation, except in connection with its November 14, 2006 presentation to the board of directors, and the May 11, 2005 BofA presentation was not reviewed by the board of directors or the special committee in connection with the going-private transaction proposed by the Investor Group. Consequently, the May 11, 2005 BofA presentation is not materially related to the going-private transaction, as required by Item 1015 of Regulation M-A, and we believe, therefore, that the disclosure required by that Regulation need not be given and that the presentation need not be filed as an exhibit to the Schedule 13E-3.

14.	Please identify the strategic planning committee’s independent counsel referenced in the last full paragraph on page 10.

The requested revision has been made on page 6.

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15.	Please describe the circumstances that precipitated the board presentations by Professor Walker on August 9, 2006 and BofA on November 14, 2006. In addition, please provide the disclosure required by Item 1015 of Regulation M-A with regard to the presentation. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Additional language regarding Professor Walker’s appearance at the board meeting on August 9, 2006 has been added on page 7.

The discussions of the presentation by Professor Walker on August 9, 2006 and the BofA presentation on November 14, 2006 are provided solely to provide added historical context to the consideration of strategic alternatives by the board of directors of Waste Industries. Both of these presentations were made far in advance of, and without any knowledge or anticipation of, the going-private transaction proposed by the Investor Group. Neither BofA nor Professor Walker was requested to update any of the information after their respective presentations and neither presentation was reviewed by the board of directors or the special committee in connection with the going-private transaction proposed by the Investor Group. Consequently, neither of these presentations is materially related to the going-private transaction, as required by Item 1015 of Regulation M-A, and we believe, therefore, that the disclosure required by that Regulation need not be given and that the presentations need not be filed as exhibits to the Schedule 13E-3.

16.	Please add a detailed discussion of what consideration the directors who met in executive sessions following the presentation at the March 20, 2007 board meeting referenced in the sixth full paragraph on page 11 gave to the following points:

•	The BofA strategic plan “to stay the course;”

•	The recommendation of the strategic planning committee to adopt the BofA strategic plan;

•	The unwillingness of Mr. Poole to entertain third-party offers;

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•	The performance of Waste Industries’ business and stock price, as well as then current market conditions for both;

•	The formation of a special committee;

•

The ability of Mr. Poole to execute his duties as chairman in view of the positions he had articulated in his capacity as a shareholder in regard to his desire to acquire Waste Industries and block all acquisitions by third-party buyers;

•

The possibility that a third-party buyer might not negatively impact Waste Industries, its stakeholders and the communities in which Waste Industries operates and could preserve the identity of the company and maintain Waste Industries’ headquarters and jobs in North Carolina.

Please be advised that the purpose of the executive session on March 20, 2007 was only to consider whether providing material non-public information about Waste Industries to third parties as requested by Mr. Poole was a proper corporate purpose. Additional disclosure has been added on pages 7-8 to address this comment.

17.	Please add a detailed discussion of what steps the board or independent directors took in “determining the feasibility and advisability of a potential going private transaction involving Waste Industries and its senior management,” as described in the carry-over paragraph on the top of page 12, during the preliminary due diligence process that occurred during the spring and summer of 2007.

Please be advised that the cited language about “determining the feasibility and advisability of a potential going private transaction” refers to action by Lonnie C. Poole, Jr. and not action by the board of directors of Waste Industries. The board of directors had no action to take at this time as no proposal had been made by Mr. Poole; he was only beginning an exploratory process to determine the feasibility and advisability of a going private transaction. Additional disclosure has been added on page 8 to address this comment.

18.	Please add a discussion as to why the special committee and the board believed that it was the appropriate time for Waste Industries to be sold and, in particular, to be sold to the Investor Group in a going private transaction. In this regard, please discuss the special committee’s view of the earlier BofA recommendation, as adopted by the strategic planning company, to “stay the course” and why this recommendation was apparently rejected. Please also discuss any alternatives to the going private transaction that were considered and rejected by the special committee.

The requested revision has been provided at pages 17-18.

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19.	Regarding the offer contained in the June 30, 2007 letter from a potential strategic buyer described in the last paragraph on page 12, please indicate the date when, and the means by which, the board responded to the offer. In addition, please add a detailed discussion of what consideration the board gave during its meeting on July 5, 2007 (or contemporaneously therewith) to the following points:

•	Whether the board should consult with BofA, which it had previously retained as its financial advisor, or another financial advisor to enable the board to evaluate the offer;

•	Whether the board should postpone making a decision about the offer and gather more information about the offer and the buyer;

•

Whether at that time the board still believed it was in the mode of “exploring all alternatives that could enhance shareholder value,” as it concluded at the end of its executive session on March 20, 2007.

Please be advised that the board did not consider any of the actions mentioned because they viewed any transaction that did not have the support of Mr. Poole and Mr. Perry, as shareholders, as unlikely, given the stock ownership among them and their family members and affiliated trusts. Additional disclosure has been added on pages 7-8 to address this comment.

20.	Please describe why the special committee selected Soles Brower Smith & Co. to serve as its financial advisor along with JPMorgan and, in the fourth full paragraph on page 13, please add the date when the special committee retained Soles Brower Smith & Co. and the date on which Soles Brower Smith & Co. withdrew from its representation of the special committee.

The requested revision has been provided at page 10.

21.	In the first full paragraph on page 14, please indicate when during October 2007 Jim W. Perry, Lonnie C. (Ven) Poole, III and Scott J. Poole decided to join the Investor Group and when their involvement in the proposed transaction was communicated to the special committee. In addition, please indicate what consideration the board or the special committee gave to the ability of Messrs. Perry and Poole, III to execute their duties as executive officers in view of them joining the Investor Group.

The requested revisions have been provided at page 10.

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22.	In the sixth full paragraph on page 14, as well as the carry-over paragraph at the end of page 14, please identify by name the senior management personnel with whom JPMorgan met during October and November 2007.

The requested revision has been provided at page 11.

23.	In the seventh full paragraph on page 14, please add the following information:

•	The date or dates on which JPMorgan initially received expressions of interest from the referenced third-parties;

•	The date or dates of any subsequent discussions between the third-parties and JPMorgan or the special committee or its representatives;

•	The nature and frequency of the communications between the special committee and JPMorgan regarding the expressions of interest; and

•	The circumstances surrounding the discontinuance of discussions with the third parties.

The requested revision has been provided at page 11.

24.	Please update your disclosure in the third full paragraph on page 17 regarding the class action complaint.

The requested revision has been made on pages 14 and 52.

25.	We note that the special committee as well as the board considered the opinion of JPMorgan in determining the fairness of the transaction. If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

The requested revision has been provided at pages 17 and 19.

26.	Please expand your disclosure in the fourth factor on page 18 to explain why the special committee believed $38 per share was the highest price that could be negotiated with the Investor Group.

The requested revision has been provided at page 15.

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27.	In the discussion on page 19 of the factors viewed by the special committee as being generally negative or unfavorable, please indicate whether the special committee considered the access to confidential information about Waste Industries that the Poole/Perry Investors had through their management positions. For example, in the discussion of the preliminary 2008 budget on page 33, it appears that Messrs. Poole and Perry were aware of and had access to this information before the special committee.

The requested revision has been provided at pages 16-17.

28.	On page 19, in the second factor viewed by the special committee as being generally negative or unfavorable, please clarify, if true, that the special committee did not direct its financial advisors to seek or solicit competing bids or to explore alternative transactions.

The requested revision has been provided at page 16.

29.	We note that the special committee believes that procedural safeguards were present to ensure the fairness of the merger. Please clarify whether the special committee believed that the merger is procedurally fair to unaffiliated shareholders. Your discussion should address why the merger is procedurally fair despite the lack of a majority of minority voting provision. We understand that the committee was willing to compromise this provision at a per share price of $38, and that share price is relevant to fairness from a financial point of view, but it is unclear why the share price is relevant to procedural fairness.

The requested revision has been provided at pages 17-18.

The Board of Directors, page 21

30.	We note that the Board determined that the merger is fair to the unaffiliated shareholders, in part, based on the determination and recommendation of the special committee and factors considered by the special committee that are described in the proxy statement. It appears to the staff that the special committee’s determination and JPMorgan’s fairness opinion apply to “common shareholders of Waste Industries (other than an Investor Group Party).” Expand your disclosure to explain why the board believed that determinations with respect to “common shareholders of Waste Industries (other than in Investor Group Party)” support its fairness determination with respect to unaffiliated holders. To the extent the Board relied on the special committee’s analysis, please revise your disclosure to state that the board adopted this analysis. This comment also applies to fairness disclosure of the other filing persons.

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The references to “unaffiliated” shareholders and “common shareholders of Waste Industries (other than an Investor Group Party)” were not intended to cover two separate groups, but instead were intended in both cases to cover Waste Industries shareholders other than those who are participating with or on behalf of the Investor Group in attempting to acquire Waste Industries. We have made clarifying changes throughout the proxy statement to use the term unaffiliated shareholders consistently. We also have made the change requested in the penultimate sentence of Comment 30 on pages 19-20.

31.	Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

The requested revision has been provided at page 17.

32.	Please revise your disclosure in this section to separately address procedural and substantive fairness. Please note that we may have additional comment on the underlying disclosure of the factors discussed when appropriate revisions are made. Ensure that the discussion of procedural fairness addresses Items 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss in reasonable detail the basis of the board’s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Q&A 21 of Release No. 34-17719 for additional guidance.

The requested revision has been provided at pages 17-18.

Selected Transaction Multiples Analysis, page 25

33.	Please explain how JPMorgan determined to apply a range of 8.0x to 10.0x Transaction Value/LTM EBITDA, and how this range compares to the multiples implied by the selected transactions. Please also disclose more specifically the characteristics of these transactions that make them more comparable to the current transactions than the others that were considered but excluded. For example, what is the size and date range of the transactions that JPMorgan used versus those that it excluded? How were the transaction terms different? How many transactions were considered but excluded from this analysis?

The requested revision has been provided at page 24.

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Fees Payable to and Prior Transaction with JPMorgan, page 26

34.	Please disclose the amount of fees received or to be received by JPMorgan for services rendered to members or affiliates of the Investor Group during the last two years. It is not sufficient to refer to fees only as “customary”.

The Filing Persons respectfully submit that, as detailed in the response to Comment 1 in this letter, none of the Sponsors is an affiliate of Waste Industries and, accordingly, is not required under Item 1015 of Regulation M-A to disclose the amount of any fees received or to be received by JPMorgan for services rendered to the Sponsors or their affiliates.

Position of Investor Group. . . . page 27

35.	Please clarify what is meant by the statement that the investor group did not undertake “a formal evaluation of the merger.” Absent a formal evaluation, please clarify what steps each filing person took in order to satisfy its Item 1014(a) of Regulation M-A disclosure obligation.

The discussion has been revised on page 26 to clarify that the Investor Group Schedule 13E-3 Filing Persons did not undertake an “independent” evaluation of the merger. As disclosed in the revised Schedule 14A, the Investor Group Schedule 13E-3 Filing Persons based their determination as to substantive and procedural fairness of the proposed merger on the identified factors.

36.	Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate reference to going concern value. Please note that your statement liquidation value was not considered because liquidation was not an option is insufficient to satisfy your disclosure obligation. Refer to the Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

The requested revision has been made on page 28.

37.	Please expand your disclosure regarding both substantive and procedural fairness to explain why the Investor Group believes that transaction is substantively and procedurally fair to unaffiliated shareholders given that Mr. Poole’s unwillingness to entertain offers from third party acquirers effectively precluded the company from conducting any auction or market test which may have yielded a higher price for unaffiliated shareholders.

The requested revision has been made on pages 27-28.

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38.	Please explain why the Investor Group believes the transaction is procedurally fair to unaffiliated shareholders given that there is no majority of minority voting provision. These persons intend to adopt the analyses of the committee, the board and JPMorgan, this must be explicitly stated.

The requested revision has been made on page 28.

39.	We note that the Investor Group states approval and recommendation of the special committee and board and the opinion of JPMorgan as support for its position that the transaction is fair to unaffiliated shareholders. If these persons intend to adopt the analyses of the committee, the board and JPMorgan, this must be explicitly stated.

The requested revision has been made on page 27.

Presentation to the Special Committee by the Investor Group’s Financial Advisors, page 30

40.	Please remove the first sentence under this subheading, as it suggests that the company or the filing persons may not have liability under the federal securities laws for the disclosure that follows.

The requested revision has been made on page 29.

Effects of the Merger, page 38

Primary Benefits and Detriments of the Merger, page 38

41.	In the first bullet of the paragraph on page 39 describing the primary benefits of the merger to shareholders of Waste Industries that will not have a continuing interest in the Surviving Corporation, please replace the words “substantial premium” with an appropriate quantitative measure.

The requested revision has been made on page 38.

42.	Please add to the paragraph on page 39 describing the primary benefits of the merger to the Investor Group a bullet stating that the Poole/Perry Investors will be able to liquidate a portion of their equity holdings in Waste Industries for cash in connection with their sales of shares to MIP and Goldman Sachs.

The requested revision has been made on page 38.

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Effects of the Merger on Waste Industries Net Book Value and Net Income, page 40

43.	Please revise this disclosure to address the disclosure required by Instruction 3 to Item 1013 of Regulation M-A for each filing person individually.

The requested revision has been made on page 39.

Interests of Certain Persons in the Merger, page 40

44.	Please add the aggregate cash proceeds to be received by each of the members of the Poole/Perry Investors who will sell shares to MIP and Goldman Sachs, including shares acquired through options exercises and vested deferred stock units.

The requested revision has been made on page 40.

Material United States Federal Income Tax Considerations, page 43

45.	Please expand your disclosure to address the tax consequences to each filing person. Refer to Item 1013(d) of Regulation M-A.

Language has been added on page 43 to indicate that the merger will not result in any federal income tax to those members of the Investor Group that do not own any shares of common stock, stock options or deferred stock units of Waste Industries. We believe that the material information regarding the tax effects of the merger is the tax consequences to holders of securities of Waste Industries as this is information that an investor would need to know to make an informed decision about the merger. The tax consequences of the merger to Waste Industries and its affiliates who filed the Schedule 13E-3, other than as shareholders of Waste Industries, are not material to a Waste Industries shareholder who will not own any securities of Waste Industries after the merger.

Financing of the Merger, page 46

46.	If there are no alternative financing plans or arrangements for the merger, please state that there are none.

The requested revision has been made on page 46.

Conditions Precedent to the Debt Commitment, page 48

47.	Please describe the material conditions to the debt financing and plans for repaying it.

The requested revision has been made on pages 48-49.

Division of Corporate Finance

March 3, 2008

General

48.	Please add the information required by Item 1(c) of Schedule 14A.

The requested revision has been made on page 91.

*    *    *    *    *    *    *    *    *

In addition to the above-referenced revisions, we have updated information on pages 3, 42, 51, 61, 71, 78, 85, 87-88, 91 and 92.

As requested, please be advised that each of the Filing Persons hereby acknowledges that:

•	each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Filing Persons respectfully submit that the foregoing amendments to the preliminary proxy statement and the Schedule 13E-3 are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely, /s/ Alexander M. Donaldson

cc:	Mr. D. Stephen Grissom
Mark Mendoza, Esq.
Murray Goldfarb, Esq.
Lee Lloyd, Esq.